CPS Financial & Insurance Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2022

Contents

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SEC FILE NUMBER
8-49337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CPS Financial & Insurance Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4400 MacArthur Blvd., Suite 800
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andy Holden (Name) 949-442-7413 (Area Code – Telephone Number) aholden@cps-financial.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd #404 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

September 15, 2005 (Date of Registration with PCAOB)(if applicable) 2370 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Andrew Alan Holden, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CPS Financial & Insurance Services, Inc., as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHANE JOHNSON
Notary Public - California
Orange County
Commission # 2351786
My Comm. Expires Mar 16, 2025

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of CPS Financial & Insurance Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of CPS Financial & Insurance Services, Inc. as of March 31, 2022, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of CPS Financial & Insurance Services, Inc. as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CPS Financial & Insurance Services, Inc.'s management. My responsibility is to express an opinion on CPS Financial & Insurance Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to CPS Financial & Insurance Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the CPS Financial & Insurance Services, Inc.'s financial statements. The Supplemental Information is the responsibility of the CPS Financial & Insurance Services, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as CPS Financial & Insurance Services, Inc.'s auditor since 2016.

Tarzana, California

May 16, 2022

CPS Financial & Insurance Services, Inc.
Statement of Financial Condition
March 31, 2022

Assets

Cash	$362,945
Securities at Market Value	1,477,269
Commissions Receivable	6,729
Prepaid expense	2,886
Total Assets	$1,849,828

Liabilities and Shareholder's Equity

Liabilities	
Accounts Payable	$1,323
Accrued Liabilities	54,642
Total Liabilities	55,965
Shareholder's Equity	
Common stock ($1 par value, 100,000 shares authorized and issued; 6000 shares outstanding)	6,000
Paid-in capital	1,000
Retained earnings	1,786,864
Total Shareholder's Equity	1,793,864
Total Liabilities and Shareholder's Equity	$1,849,828

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Income
For the Year Ended March 31, 2022

Revenues	
Commissions	$795,347
Interest	1
Dividend	7,580
Unrealized gain on securities	442,060
Total Revenues	$1,244,987
Expenses	
Commission expense	$501,102
FINRA fees	3,078
Licenses	5,137
Professional services	46,850
Overhead	13,697
Miscellaneous	4,712
Total Operating Expenses	574,577
Income before Tax Provision	670,411
Income Tax Provision	21,433
Net Income	$648,978

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2022

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total Equity
Balance, March 31, 2021	6,000	$6,000	$1,000	$1,137,886	$1,144,886
Net Income				648,978	648,978
Balance, March 31, 2022	6,000	$6,000	$1,000	$1,786,864	$1,793,864

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2022

Net Income	$648,978
Unrealized gain on securities	(442,060)
Cash Flows from Operating Activities:	
Changes in operating assets and liabilities:	
Accounts Receivable	1,247
Commissions Receivable	(6,726)
Prepaid expenses	29
Accounts payable and Accrue Liabilities	25,432
Net cash used in operating activities	19,981
Net increase in cash	226,899
Cash at beginning of year	136,046
Cash at end of year	$362,945
SUPPLEMENTAL INFORMATION	
Cash paid for income taxes:	
Federal tax	$0
State tax	800
Cash paid for interest	$0

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Notes to Financial Statements
March 31, 2022

Note 1 - Organization and Nature of Business

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of Andrew A. Holden Family Trust, is a wholesaler of variable insurance products to other Financial Industry Regulatory Agency ("FINRA") member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(a)(2)(vi). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA. The Company will only act as a wholesaler of variable insurance products to other FINRA Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission. On May 11, 2009, CPS Insurance Services, the parent company sold the Company to Andrew A. Holden Family Trust.

Eighty percent of revenue was received from two carriers during fiscal year ending March 31, 2022.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The company from time to time has cash above the FDIC limit. The company has not experienced any loss.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 2 - ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Note 2 - ASC 606 Revenue Recognition (continued)

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Revenue from sale of Insurance Based Products includes revenue from any variable annuity or variable life product that contains an insurance and security component.

Net Gains or Losses on Principal Trades includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 – Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2022.

Fair Value Measurements on a Recurring Basis
As of March 31, 2022

	Level 1	Level 2	Level 3
Securities at Market Value	$1,477,269	$ 0	$ 0
Total	$1,477,269	$ 0	$ 0

Note 4 – Related Party

The Company paid overhead (rent, utilities, supplies and telephone) to a company with a related party. For year ended March 31, 2022, the Company paid $13,697 for these expenses.

The Company paid $20,000 to its owner during the year ended March 31, 2022.

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has a service agreement with its Parent.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on March 31, 2022, the Company had net capital of $1,569,163 which was $1,564,163 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness, $55,965 to net capital was 3.57%.

Note 6 – Provision for Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. Income tax expense for fiscal year ending March 31, 2022 is $21,433.

The Company is subject to audit by the taxing agencies for years ending March 31, 2019, 2020 and 2021.

Note 7 – SIPC

The Company is not a member of the Securities Investor Protection Corporation (SIPC).

Note 8 – Subsequent Events

Management reviewed the results of operations for the period of time from its year end March 31, 2022 through May 16, 2022, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The value of the securities decreased by approximately $246,000 from March 31, 2022 to May 16, 2022 due to the volatile stock market.

CPS Financial & Insurance Services, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
March 31, 2022

Computation of Net Capital	
Total ownership equity from statement of financial condition	$1,793,864
Nonallowable assets - schedule attached	(2,886)
Less: Haircuts	(221,815)
Net Capital	$1,569,163
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -	
6.66% of net aggregate indebtedness	$3,733
Minimum dollar net capital required	$5,000
Net Capital required (greater of above amounts)	$5,000
Excess Capital	$1,564,163
Computation of Aggregate Indebtedness	
Total Liabilities	$55,965
Percentage of aggregate indebtedness to net capital	3.57%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	
Unaudited net capital	$1,569,163
Audit adjustment - other	0
Audited Net Capital	$1,569,163

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Non-Allowable Assets
March 31, 2022

Non –Allowable Assets	
FINRA/CRD Flex-Funding	2,143
Prepaid Insurance	743
	2,886

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of March 31, 2022

A computation of reserve requirement is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

CPS Financial & Insurance Services, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of March 31, 2022

Information relating to possession or control requirements is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

Assertions Regarding Exemption Provisions

We, as directors of management of CPS Financial & Insurance Services, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending April 1, 2021 through March 31, 2022.

CPS Financial & Insurance Services, Inc.

By:______________________

Andy Holden, President
May 16, 2022

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CPS Financial & Insurance Services, Inc.
Newport Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) CPS Financial & Insurance Services, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which CPS Financial & Insurance Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) CPS Financial & Insurance Services, Inc., stated that CPS Financial & Insurance Services, Inc., met the identified exemption provision throughout the most recent fiscal year without exception CPS Financial & Insurance Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about CPS Financial & Insurance Services, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
May 16, 2022

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors of CPS Financial & Insurance Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of CPS Financial & Insurance Services, Inc. for the year ended March 31, 2022, which were agreed to by CPS Financial & Insurance Services, Inc. and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating CPS Financial & Insurance Services, Inc.'s compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended March 31, 2022 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). CPS Financial & Insurance Services, Inc.'s management is responsible for CPS Financial & Insurance Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by CPS Financial & Insurance Services, Inc. for the year ended March 31, 2022 to the total revenues in CPS Financial & Insurance Services, Inc.'s audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2022, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by CPS Financial & Insurance Services, Inc. for the year ended March 31, 2022 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by CPS Financial & Insurance Services, Inc. for the year ended March 31, 2022 and in the related schedules and workpapers, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on CPS Financial & Insurance Services, Inc.'s claim for exclusion from membership in SIPC. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson, CPA

Tarzana, California

May 16, 2022